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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                          FORM N-17f-2

     Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

       Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

---------------------------------------------------------------------------------
1. Investment Company Act File Number:         Date examination completed:
                                               6/30/01; 8/31/01
811-5371
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2. State Identification Number:

AL          AK           AZ           AR           CA            CO
---------------------------------------------------------------------------------
CT          DE           DC           FL           GA            HI
---------------------------------------------------------------------------------
ID          IL           IN           IA           KS            KY
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LA          ME           MD           MA           MI            MN
---------------------------------------------------------------------------------
MS          MO           MT           NE           NV            NH
---------------------------------------------------------------------------------
NJ          NM           NY           NC           ND            OH
---------------------------------------------------------------------------------
OK          OR           PA           RI           SC            SD
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TN          TX           UT           VT           VA            WA
---------------------------------------------------------------------------------
WV          WI           WY           PUERTO RICO
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Other (specify):
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3. Exact Name of Investment Company as Specified in Registration Statement:
          Russell Insurance Funds
---------------------------------------------------------------------------------


---------------------------------------------------------------------------------
4. Address of principal executive office (number, street, city, state, zip code):
          909 A Street, Tacoma, WA  98402
---------------------------------------------------------------------------------

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company
1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D. C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                        Report of Independent Accountants

To the Board of Trustees of
Russell Insurance Funds

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Russell Insurance Funds [comprised of Multi-Style Equity, Aggressive Equity, Non-US, Core Bond, and Real Estate Securities (the "Funds")] complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of June 30, 2001. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2001, and with respect to agreement of security purchases and sales, for the period from December 31, 2000 (the date of our last examination), through June 30, 2001:

     . Agreement of the number of shares of beneficial interest of investments in affiliated registered investment companies owned by each Fund and held by the security depository (Frank Russell Investment Management Company) in book entry form to the records of the security depository;

     . Reconciliation of all such shares of beneficial interest to the books and records of the Funds; and

     . Agreement of a sample of security purchases and security sales or maturities since our last report from the books and records of the Funds to transaction confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds enumerated above were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2001 with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Seattle, Washington
August 20, 2001

                        Report of Independent Accountants

To the Board of Trustees of
Russell Insurance Funds

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Russell Insurance Funds [comprised of Multi-Style Equity, Aggressive Equity, Non-US, Core Bond, and Real Estate Securities (the "Funds")] complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of August 31, 2001. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2001, and with respect to agreement of security purchases and sales, for the period from June 30, 2001 (the date of our last examination), through August 31, 2001:

     . Agreement of the number of shares of beneficial interest of investments in affiliated registered investment companies owned by each Fund and held by the security depository (Frank Russell Investment Management Company) in book entry form to the records of the security depository;

     . Reconciliation of all such shares of beneficial interest to the books and records of the Funds; and

     . Agreement of a sample of security purchases and security sales or maturities since our last report from the books and records of the Funds to transaction confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds enumerated above were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2001 with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Seattle, Washington
October 17, 2001

    Management Statement Regarding Compliance with Certain Provisions of the
                         Investment Company Act of 1940



We, as members of management of Russell Insurance Funds [comprised of Multi-Style Equity, Aggressive Equity, Non-US, Core Bond, and Real Estate Securities (the "Funds")], are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2001 and August 31, 2001, and from December 31, 2000 through August 31, 2001.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2001 and August 31, 2001, and from December 31, 2000 through August 31, 2001 with respect to securities reflected in the investment accounts of the Funds.



Russell Insurance Funds


By:        /s/ Mark Swanson
           ------------------------------------------------------
           Mark Swanson
           Treasurer and Chief Accounting Officer

           October 17, 2001
           ------------------------------------------------------
           Date